SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1) *

2U, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

90214J 10 1

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90214J 10 1	13G

1.	Names of Reporting Persons Redpoint Ventures III, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,416,724 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,416,724 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,416,724 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 11.9% (3)
12.	Type of Reporting Person (see instructions) PN

(1)	This statement on Schedule 13G is filed by Redpoint Ventures III, L.P. (“RV III”), Redpoint Associates III, LLC (“RA III”) and Redpoint Ventures III, LLC (“RV III LLC,” together with RV III and RA III, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes (i) 5,213,598 shares of Common Stock held by RV III and (ii) 203,126 shares of Common Stock held by RA III. RV III LLC serves as the sole general partner of RV III and the managers of RV III LLC commonly control RA III. As such, RV III LLC possesses power to direct the voting and disposition of the shares owned by RV III and RA III and may be deemed to have indirect beneficial ownership of the shares held by RV III and RA III. RV III LLC owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2015.
(3)	This percentage is calculated based on 45,576,318 shares of Common Stock (as of October 22, 2015) reported to be outstanding in the Issuer’s Form 10-Q for the quarter ended September 30, 2015, as filed with the Securities and Exchange Commission (the “SEC”) on October 26, 2015.

CUSIP No. 90214J 10 1	13G

1.	Names of Reporting Persons Redpoint Associates III, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,416,724 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,416,724 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,416,724 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 11.9% (3)
12.	Type of Reporting Person (see instructions) OO

(1)	This statement on Schedule 13G is filed by Redpoint Ventures III, L.P. (“RV III”), Redpoint Associates III, LLC (“RA III”) and Redpoint Ventures III, LLC (“RV III LLC,” together with RV III and RA III, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes (i) 5,213,598 shares of Common Stock held by RV III and (ii) 203,126 shares of Common Stock held by RA III. RV III LLC serves as the sole general partner of RV III and the managers of RV III LLC commonly control RA III. As such, RV III LLC possesses power to direct the voting and disposition of the shares owned by RV III and RA III and may be deemed to have indirect beneficial ownership of the shares held by RV III and RA III. RV III LLC owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2015.
(3)	This percentage is calculated based on 45,576,318 shares of Common Stock (as of October 22, 2015) reported to be outstanding in the Issuer’s Form 10-Q for the quarter ended September 30, 2015, as filed with the Securities and Exchange Commission (the “SEC”) on October 26, 2015.

CUSIP No. 90214J 10 1	13G

1.	Names of Reporting Persons Redpoint Ventures III, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,416,724 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,416,724 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,416,724 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 11.9% (3)
12.	Type of Reporting Person (see instructions) OO

(1)	This statement on Schedule 13G is filed by Redpoint Ventures III, L.P. (“RV III”), Redpoint Associates III, LLC (“RA III”) and Redpoint Ventures III, LLC (“RV III LLC,” together with RV III and RA III, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes (i) 5,213,598 shares of Common Stock held by RV III and (ii) 203,126 shares of Common Stock held by RA III. RV III LLC serves as the sole general partner of RV III and the managers of RV III LLC commonly control RA III. As such, RV III LLC possesses power to direct the voting and disposition of the shares owned by RV III and RA III and may be deemed to have indirect beneficial ownership of the shares held by RV III and RA III. RV III LLC owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2015.
(3)	This percentage is calculated based on 45,576,318 shares of Common Stock (as of October 22, 2015) reported to be outstanding in the Issuer’s Form 10-Q for the quarter ended September 30, 2015, as filed with the Securities and Exchange Commission (the “SEC”) on October 26, 2015.

CUSIP No. 90214J 10 1	13G

Introductory Note: This statement on Schedule 13G is being filed by the Reporting Persons in respect of shares of Common Stock, par value $0.001 per share (“Common Stock”), of 2U, Inc. (the “Issuer”).

Item 1(a).	Name of Issuer:

2U, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Officers:

8201 Corporate Drive #900, Landover, Maryland 20785

Item 2(a).	Name of Person(s) Filing:

Redpoint Ventures III, L.P. (“RV III”)

Redpoint Associates III, LLC (“RA III”)

Redpoint Ventures III, LLC (“RV III LLC”)

Item 2(b).	Address of Principal Business Office:

Redpoint Ventures

3000 Sand Hill Road, Suite 290

Menlo Park, California 94025

Item 2(c).	Citizenship:

RV III is a Delaware limited partnership

RA III is a Delaware limited liability company

RV III LLC is a Delaware limited liability company

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share.

Item 2(e).	CUSIP Number:

90214J 10 1

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4(a).	Amount Beneficially Owned:

Item 4(b).	Percent of Class:

Item 4(c).	Number of shares as to which such persons have:

The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2015:

Reporting Persons	Shares of Common Stock Held Directly (1)	Sole Voting Power (1)	Shared Voting Power (1)	Sole Dispositive Power (1)	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (1)(3)
RV III	5,213,598	0	5,416,724	0	5,416,724	5,416,724	11.9%
RA III	203,126	0	5,416,724	0	5,416,724	5,416,724	11.9%
RV III LLC (2)	0	0	5,416,724	0	5,416,724	5,416,724	11.9%

CUSIP No. 90214J 10 1	13G

(1)	Represents the number of shares of Common Stock beneficially owned by the Reporting Person as of December 31, 2015.
(2)	RV III LLC serves as the sole general partner of RV III and the managers of RV III LLC commonly control RA III. As such, RV III LLC possesses power to direct the voting and disposition of the shares owned by RV III and RA III and may be deemed to have indirect beneficial ownership of the shares held by RV III and RA III. RV III LLC owns no securities of the Issuer directly.
(3)	This percentage is calculated based on 45,576,318 shares of Common Stock (as of October 22, 2015) reported to be outstanding in the Issuer’s Form 10-Q for the quarter ended September 30, 2015, as filed with the Securities and Exchange Commission (the “SEC”) on October 26, 2015.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

CUSIP No. 90214J 10 1	13G

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2016

REDPOINT VENTURES III, L.P.
By its General Partner, Redpoint Ventures III, LLC

By: /s/ Timothy M. Haley
Timothy M. Haley
Manager

REDPOINT ASSOCIATES III, LLC

By: /s/ Timothy M. Haley
Timothy M. Haley
Manager

REDPOINT VENTURES III, LLC

By: /s/ Timothy M. Haley
Timothy M. Haley
Manager

Exhibit(s):	99.1: Joint Filing Statement